March 13, 2008

Via EDGAR and Fax

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attn: Mr. Larry Spirgel

RE:	4Kids Entertainment, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for Fiscal Quarter Ended March 31, 2007, June 30, 2007 and September 30, 2007
File No. 001-16117

Ladies and Gentlemen:

4Kids Entertainment, Inc. (the “Company” or “4Kids”) is responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the supplemental comment letter dated January 25, 2008 referencing the original comment letter dated June 19, 2007 from Mr. Larry Spirgel of the Commission to Alfred R. Kahn of the Company relating to the Company’s Form 10-K for Fiscal Year Ended December 31, 2006 and Form 10-Q for Fiscal Quarters Ended March 31, 2007, June 30, 2007 and September 30, 2007. The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made. The Company has included below a copy of the comment to which it is responding.

Additionally, we acknowledge that:

• we are responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

– 2 –	March 13, 2008

13. Commitments and Contingencies, page F-20

On July 19, 2002, 4Kids Entertainment Music, Inc. (the “Company”) entered into an Agreement with Cherry Lane Music Publishing Company, Inc. (“Cherry Lane”), an independent third-party. At the time the Company entered into this Agreement it had approximately $87.4 million in cash and investments on its balance sheet, and working capital of approximately $108.6 million. Therefore, the Company was not compelled to enter into this Agreement, because of any financial constraints or cash liquidity issues. Further to this point, although the Agreement was for $5.0 million in total, only $3.0 million was paid on execution with $2.0 million being paid over the next three years.

The Company entered into this contractual arrangement with Cherry Lane to administer its music content for both operational and business purposes. While the Company does maintain a full production facility that it utilizes to produce a substantial portion of its animated content, it does not maintain a sufficient staff to administer all of the musical content it produces and/or acquires on its properties. The administration of music content and performance revenues on a global basis is a time consuming task, and one that is best handled by individuals with sufficient experience and staffing. Having dealt with Cherry Lane previously and acknowledging the fact that they did a superior job, it was a sound business decision for the Company to enter into a long-term relationship to ensure the proper management of its musical content.

Please feel free to contact me should you have any further questions.

Sincerely,

/s/ Bruce R. Foster

Bruce R. Foster

Executive Vice President and Chief Financial Officer

4Kids Entertainment, Inc.